-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES OFFER TOGETHER WITH EUROCOM AND POLAR TO SELL APPROXIMATELY 31.7 MILLION PARTNER SHARES TO PARTNER

Tel Aviv, February 8, 2005 – Elron Electronic Industries Ltd. (NASDAQ: ELRN) announced today that its wholly owned subsidiary, Elbit Ltd., which holds approximately 8.6% of the outstanding shares of Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD) (“Partner”) together with Eurocom Communications Limited and Polar Communications Limited (together the “Sellers”) have irrevocably offered to sell to Partner an aggregate of 31.7 million Partner shares, representing their entire stakes in Partner (17.2% of Partner’s outstanding ordinary shares). The aggregate consideration for the shares shall be determined based on a price per share reflecting a 10% discount to Partner’s 20 day volume weighted average market price prior to the date Partner obtains the approval of its shareholders, up to a maximum price per share of NIS32.22 (approximately $7.37) per share and not less than NIS31.04 (approximately $7.10) per share.

Partner has 21 days to accept the offer. The offer is conditional upon the release of the share pledges in favor of Partner’s lending banks currently covering the shares. Any acceptance of the offer by Partner will be subject to it obtaining all corporate and regulatory consents and approvals required by law or Partner’s general license, including, among others:

-	approval of Partner’s audit committee, board of directors and shareholders;
-	the consent of the Israel’s Ministry of Communications; and
-	consent of the Israeli Antitrust authorities.

Subject to all conditions to closing being satisfied, closing of the sale to Partner is scheduled to occur no later than 80 days from date of the offer. There is no assurance that the sale to Partner will be consummated.

In certain circumstances in which Partner does not purchase shares from the Sellers, an alternative arrangement entered into between the Sellers and Partner’s largest shareholder, Hutchison Telecommunications International Limited. (NYSE: HTX, SEHK: 2332) (“Hutchison”) shall become effective whereby the Sellers may, at their election, sell their 31.7 million Partner shares in coordinated stages. As part of the alternative arrangement, the Sellers have granted an option to Hutchison, to acquire up to 13.8 million of these shares at a 12% discount to the average market price, prior to such shares being offered for sale into the market. The alternative arrangement is subject to certain conditions being satisfied and there is no assurance that the alternative arrangement will be consummated.

Matav Investments Ltd., Partner’s other Israeli founding shareholder, shall have the option to participate, as seller, in the sale to Partner or the alternative arrangement with respect to a majority of its Partner shares. If Matav elects not to exercise such option, Matav has a three month option to sell to the Sellers the same amount of its Partner shares at the same price that Matav could have sold, had it originally participated in the sale to Partner or the alternative arrangement, as the case may be.

In the event of the completion of the sale to Partner, Elron will receive proceeds ranging between approximately $90 million and $116 million and will record an estimated gain, after tax, ranging between approximately $33 million and $44 million, depending among others, on the price per share of the sale to Partner and the amount of shares sold to Partner based on whether or not Matav participates in the sale. If Matav participates in the sale to Partner, Elron’s beneficial holding in Partner after the sale to Partner will be reduced to approximately 2.1%.

Doron Birger, President & Chief Executive Officer of Elron said: “We are proud to have been a founder of Partner in 1998 and to have supported its growth into one of Israel’s leading telecom operators. The proceeds from sale of our shares in Partner will further strengthen our financial position and enable us to continue investing in and developing our group companies as well as investing in new opportunities.”

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, IT software, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:

Tal Raz

Elron Electronic Industries Ltd.

Tel: 972-3-607-5555

raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. In particular, we cannot assure you that any of the transactions with regard to the Partner shares will occur or the final terms of any such transaction or transactions. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.